Exhibit B


     Each of the employment agreements to be executed with Messrs. Youngblood, Regan and Moore shall provide for the following:

Salary of $100,000 per annum

     A "bonus" if no liability arises under the lease for the premises at Newbury Park

     Warrants to receive 1.66 shares of DATAMETRICS Common Stock to be issued for each $1.00 of revenue of PEC in excess of $4,000,000 for the fiscal year to end October 31, 2002.

Restrictive Covenants for Non-competition

     Principal place of employment to be in Southern California, but will travel to Orlando Florida and to customers at DATAMETRICS' expense as requested by DATAMETRICS.

One year term subject to extension